March 4, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Alison White
Senior Counsel

Re:	Nuveen New York Performance Plus Municipal Fund, Inc.
(“Performance Plus”);
File No. 811-05931

To the Commission:

On behalf of Performance Plus, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on February 23, 2015, with respect to the Preliminary Proxy Statement on Schedule 14A filed by Performance Plus on February 13, 2015 (the “Proxy Statement”) in connection with the proposed reorganization (the “Reorganization”) of Performance Plus into Nuveen New York Dividend Advantage Municipal Fund (the “Acquiring Fund”). Performance Plus, the Acquiring Fund and Nuveen New York Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2”) are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Proxy Statement. Set forth below are the staff’s comments and Performance Plus’s responses.

(1)	Comment: Please consider adding disclosure addressing Proposal 1 concerning the election of Board Members to the Q&A Section.

Response: As the Q&A Section is generally intended to summarize non-routine matters and Proposal 1 relates to the routine annual election of directors, Performance Plus believes further explanation in the Q&A Section is unnecessary. Accordingly, Performance Plus respectfully declines to add additional disclosure.

U.S. Securities and Exchange Commission

March 4, 2015

(2)	Comment: There is a statement in the Q&A Section to the effect that the Board has determined that the Reorganization would be in the best interest of Performance Plus. Please clarify whether that determination extends to the best interests of Performance Plus’s common shareholders and/or preferred shareholders.

Response: Consistent with Rule 17a-8 under the 1940 Act, the Board determined that the Reorganizations were in the best interest of each Fund. The disclosure reflects the findings of the Board as set forth in the minutes.

(3)	Comment: In the Q&A Section and elsewhere in the Proxy Statement, as appropriate, please disclose the anticipated impact of the Reorganization on total expenses including the costs of leverage.

Response: Performance Plus has added disclosure in response to the staff’s comment.

(4)	Comment: In the Q&A Section there is a statement to the effect there are certain differences between the VRDP Shares to be issued in the Reorganization and the Performance Plus VRDP Shares exchanged therefor. Please add additional detail regarding these differences in the Q&A Section.

Response: Performance Plus has added disclosure in response to the staff’s comment.

(5)	Comment: In the Q&A Section there is a statement to the effect that vote by a holder of Performance Plus VRDP Shares for the Reorganization is effectively a vote in favor of certain changes to the terms of the VRDP Shares. Please highlight this statement in bold/italics.

Response: The holders of Performance Plus VRDP Shares to which the Proxy Statement is directed represent a limited number of institutional shareholders that are capable of assessing the terms of the New VRDP Shares being issued in the Performance Plus Reorganization. In addition, the Q&A is intended to summarize information that the Funds believe is material. Accordingly, Performance Plus respectfully declines to revise the disclosure.

(6)	Comment: Please add disclosure to the effect that holders of preferred shares are entitled to a proportionate fractional vote for each fractional preferred share held or explain why adding such disclosure is not appropriate.

U.S. Securities and Exchange Commission

March 4, 2015

Response: Performance Plus confirms that it has no outstanding fractional preferred shares. Accordingly, Performance Plus believes disclosure regarding fractional preferred shares is neither necessary nor appropriate.

(7)	Comment: The last sentence of the first paragraph of Proposal 2 states that “[c]ertain capitalized terms used but not defined in this summary are defined elsewhere in this Proxy Statement.” Please consider defining capitalized terms the first time they are used.

Response: Performance Plus has revised the disclosure in response to the staff’s comment.

(8)	Comment: On page 28 of the Proxy Statement, there is a statement to the effect that, as a result of the Reorganization, preferred shareholders would hold reduced voting percentages of preferred shares in the combined fund than they held in the Acquiring Fund or Performance Plus individually. Please add a similar statement to this effect in the Q&A Section.

Response: Performance Plus has revised the disclosure in response to the staff’s comment.

(9)	Comment: Please disclose the differences among the Funds in various risks associated with each Fund’s investment objective and strategy in the sub-section titled “Comparative Risk Information.”

Response: Each of the Funds is subject to the same risks described in the sub-section titled “Comparative Risk Information.” The last sentence of that sub-section states that the Target Funds are subject to each of the principal risks of the Acquiring Fund. Performance Plus does not believe further disclosure is necessary.

(10)	Comment: In footnote 1 to the Comparative Fee Table, please define the term “MTP Shares.”

Response: Performance Plus has revised the disclosure in response to the staff’s comment.

(11)	Comment: In connection with the sub-section titled “Reasons for the Reorganizations” and the discussion of the Boards’ considerations, please disclose the principal factors that the Boards considered that did not weigh in favor of the Reorganization.

U.S. Securities and Exchange Commission

March 4, 2015

Response: Based on the record contained in the Board materials, Performance Plus believes that the principal factors considered by the Board in approving the Reorganization are set forth and discussed in the sub-section titled “Reasons for the Reorganizations.” The Board considered such factors and made such determinations as are required by Rule 17a-8 under the 1940 Act. Performance Plus believes that the disclosure takes into account both positive (e.g., economies of scale) and less favorable (e.g., fees and expenses) factors.

(12)	Comment: Please consider moving the sub-section entitled “Description of Common Shares to be Issued by the Acquiring Fund; Comparison to Target Funds” to an appendix or otherwise subordinating this disclosure.

Response: In response to the staff’s comment, Performance Plus has moved this sub-section behind the sub-section entitled “Description of VRDP Shares to be Issued by the Acquiring Fund.”

(13)	Comment: In the sub-section entitled “Differences Between the Performance Plus VRDP Shares and the New VRDP Shares,” please provide definitions of the terms used, either in line or in a glossary to the Proxy Statement.

Response: The holders of Performance Plus VRDP Shares to which the Proxy Statement is directed represent a limited number of institutional holders that are capable of assessing the terms of the New VRDP Shares being issued in the Performance Plus Reorganization, which are substantially the same as the shares currently owned by such holders. Accordingly, Performance Plus respectfully declines to revise the disclosure.

(14)	Comment: In the sub-section entitled “Comparison of Massachusetts Business Trusts and Minnesota Corporations,” please revise the disclosure to clarify and highlight the differences between these entity types.

Response: The Proxy Statement is directed to a limited number of institutional shareholders that are capable of assessing the differences between these entity types. Performance Plus also wishes to maintain conformity with other disclosure on this matter prepared by Nuveen closed-end funds, including that appearing in the joint proxy statement/prospectus prepared for the Funds’ common shareholders in connection with the Reorganizations. Accordingly, Performance Plus respectfully declines to revise the disclosure.

U.S. Securities and Exchange Commission

March 4, 2015

(15)	Comment: In the section” D. Additional Information About the Investment Policies,” there appears to be information that is duplicative of disclosure appearing earlier in the Proxy Statement. Please consider consolidating the disclosure to reduce repetition.

Response: The disclosure in this section is intended to provide Target Fund shareholders with a fulsome description of the Acquiring Fund’s investment objectives, policies and strategies and has been prepared in the same style used in proxy statement/prospectuses for multiple reorganizations of other Nuveen closed-end funds. Performance Plus believes that deviating from the established format may have unintended consequences and has retained such disclosure.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7967.

Very truly yours,

Jacob C. Tiedt

Attorney at Law